1933 Act File No. 333-274757
1940 Act File No. 811-22791
As filed with the Securities and Exchange Commission
on October 4, 2023
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre‑Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 8	☒

DOUBLELINE INCOME SOLUTIONS FUND
(Exact Name of Registrant as Specified in Charter)
2002 North Tampa Street, Suite 200
Tampa, FL 33602
(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)
(213) 633‑8200
(Registrant’s Telephone Number)
Ronald R. Redell
c/o DoubleLine Capital LP
2002 North Tampa Street, Suite 200
Tampa, FL 33602
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)
Copies of Communications to:
Jeremy C. Smith
Ropes & Gray LLP
1211 Sixth Avenue
New York, New York 10036
(212) 596‑9858
Approximate Date of Proposed Public Offering:
This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☒	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c), or as follows:
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-274757
Check each box that appropriately characterizes the Registrant:

☒	Registered Closed‑End Fund (closed‑end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed‑end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed‑End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c‑3 under the Investment Company Act).
☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b‑2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).
EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-274757 and 811-22791) of DoubleLine Income Solutions Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Included in Part A: Financial highlights for the fiscal period ended March 31, 2023; the fiscal years ended September 30, 2022, 2021, 2020, 2019, 2018, 2017, 2016, 2015 and 2014; and the fiscal period ended September 30, 2013.

Incorporated into Parts A and B by reference to Registrant’s most recent semi-annual shareholder report on Form N-CSR, filed June 2, 2023 (File No. 811-22791): Schedule of Investments as of March 31, 2023; Statement of Assets and Liabilities as of March 31, 2023; Statement of Operations for the fiscal period ended March 31, 2023; Statement of Changes in Net Assets for the fiscal period ended March 31, 2023 and the fiscal year ended September 30, 2022; Statement of Cash Flows for the fiscal period ended March 31, 2023; Notes to Financial Statements.

Incorporated into Parts A and B by reference to Registrant’s most recent annual shareholder report on Form N-CSR, filed December 2, 2022 (File No. 811-22791): Schedule of Investments as of September 30, 2022; Statement of Assets and Liabilities as of September 30, 2022; Statement of Operations for the fiscal year ended September 30, 2022; Statement of Changes in Net Assets for the fiscal year ended September 30, 2022 and the fiscal year ended September 30, 2021; Statement of Cash Flows for the fiscal year ended September 30, 2022; Notes to Financial Statements; Report of Independent Registered Public Accounting Firm.

(2)	Exhibits

(a)(1)	Amended and Restated Agreement and Declaration of Trust dated February 27, 2013. (1)
(b)(1)	Fourth Amended and Restated Bylaws of Registrant dated May 19, 2022. (2)
(c)	Not applicable.
(d)(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Agreement and Declaration of Trust. (1)
(d)(2)	Article 10 (Shareholders’ Voting Powers and Meetings) of the Bylaws of Registrant. (2)
(d)(3)	Form of Certificate for Common Shares of Beneficial Interest. (1)
(e)	Form of Dividend Reinvestment Plan. (1)
(f)	Not applicable.
(g)	Investment Management Agreement. (3)
(h)(1)	Distribution Agreement between Registrant and Foreside Fund Services, LLC, filed herewith.
(h)(2)	Sub-Placement Agent Agreement between Foreside Fund Services, LLC and UBS Securities LLC, filed herewith.
(i)	Not applicable.
(j)	Master Custodian Agreement between each management investment company identified on Appendix A thereto and State Street Bank and Trust Company. (4)
(k)	Amended and Restated Master Services Agreement. (5)
(l)	Opinion and Consent of Ropes & Gray LLP. (5)
(m)	Not applicable.
(n)	Consent of Registrant’s independent public accounting firm. (5)
(o)	Not applicable.
(p)	Subscription Agreement. (1)
(q)	Not applicable.
(r)(1)	Code of Ethics of the Fund and DoubleLine Capital LP. (6)
(r)(2)	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive, Financial and Accounting Officers. (2)
(s)	Filing Fee Table. (5)

(t)(1)	Power of Attorney for Joseph J. Ciprari. (5)
(t)(2)	Power of Attorney for Ronald R. Redell. (5)
(t)(3)	Power of Attorney for John C. Salter. (5)
(t)(4)	Power of Attorney for Raymond B. Woolson. (5)

* To be filed by amendment.

(1) Filed as an exhibit to pre-effective amendment no. 2 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-186045, 811-22791 (filed March 21, 2013).

(2) Filed as an exhibit to the Registrant’s annual shareholder report on Form N-CSR for the fiscal year ended September 30, 2022, Registration No. 811-22791 (filed December 2, 2022).

(3) Filed as an exhibit to pre-effective amendment no.1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-186045, 811-22791 (filed March 12, 2013).

(4) Filed as an exhibit to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-249168, 811-22791 (filed September 30, 2020).

(5) Filed as an exhibit to Registrant’s Registration Statement on Form N-2, Registration Nos. 333-274757 811-22791 (filed September 29, 2023).

(6) Filed as an exhibit to pre-effective amendment no. 1 to DoubleLine Opportunities Credit Fund’s Registration Statement on Form N-2, Registration Nos. 333-273026, 811-22592 (filed August 21, 2023).

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$55,100
Financial Industry Regulatory Authority Fees	75,500
Printing and Engraving Expenses	30,000
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	200,000
Miscellaneous	10,000
Total	$330,500

Item 28. Persons Controlled by or Under Common Control With Registrant

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of August 31, 2023 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	112

Item 30. Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Reference is also made to Sections 7 and 8 of the Registrant’s Investment Management Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Fourth Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Manager

The Registrant’s investment adviser, DoubleLine Capital LP (the “Adviser”), is a Delaware limited partnership. The list required by this Item 31 of officers and trustees of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser and such officers and trustees during the past two years, is incorporated by reference to Form ADV (SEC File No. 801-70942) filed by the Adviser pursuant to the Investment Advisers Act of 1940, as amended.

Item 32. Location of Accounts and Records

Omitted pursuant to Instruction to Item 32 of Form N-2.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.
2.	Not applicable.
3.	The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. Accordingly, the Registrant undertakes:
(a)	to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)    that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for purposes of determining liability under the Securities Act to any purchaser:

 (1) if the Registrant is subject to Rule 430B:

(A)  Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)    that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

 The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

 (1)  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

 (2)  free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

 (3)  the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

 (4)  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)  for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)  for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of DoubleLine Income Solutions Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, and the State of California on the 4th day of October, 2023.

DOUBLELINE INCOME SOLUTIONS FUND

By:	/s/ Ronald R. Redell
Name:	Ronald R. Redell
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the 4th day of October, 2023.

Name	Capacity	Date

/s/ Ronald R. Redell	Trustee, President and Chief Executive Officer	October 4, 2023
Ronald R. Redell

/s/ Henry V. Chase	Treasurer and Principal Financial and Accounting Officer	October 4, 2023
Henry V. Chase

Joseph J. Ciprari*	Trustee	October 4, 2023
Joseph J. Ciprari

John C. Salter*	Trustee	October 4, 2023
John C. Salter

Raymond B. Woolson*	Trustee	October 4, 2023
Raymond B. Woolson

*By:	/s/Ronald R. Redell
Ronald R. Redell Attorney-In-Fact Date: October 4, 2023

DoubleLine Income Solutions Fund

Index to Exhibits

Exhibit	Exhibit Name
(h)(1)	Distribution Agreement between Registrant and Foreside Fund Services, LLC
(h)(2)	Sub-Placement Agent Agreement between Foreside Fund Services, LLC and UBS Securities LLC